Exhibit 99.3

Cameco Corporation

2021 condensed consolidated interim financial statements

(unaudited)

October 28, 2021

Cameco Corporation

Consolidated statements of earnings

(Unaudited)		Three months ended		Nine months ended
($Cdn thousands, except per share amounts)	Note	Sep 30/21	Sep 30/20	Sep 30/21	Sep 30/20
Revenue from products and services	10	$361,216	$378,870	$1,010,437	$1,249,717
Cost of products and services sold		336,557	372,862	924,437	1,118,724
Depreciation and amortization		50,774	29,654	139,910	133,276

Cost of sales	18	387,331	402,516	1,064,347	1,252,000

Gross loss		(26,115)	(23,646)	(53,910)	(2,283)
Administration		39,522	30,414	90,484	100,073
Exploration		2,799	1,914	5,853	8,312
Research and development		1,794	493	5,385	1,668
Other operating expense (income)	8	(2,163)	6,861	(18,370)	23,762
Loss (gain) on disposal of assets		(3,214)	558	(3,217)	509

Loss from operations		(64,853)	(63,886)	(134,045)	(136,607)
Finance costs	11	(18,933)	(16,866)	(56,581)	(52,778)
Gain (loss) on derivatives	17	(16,344)	20,730	6,917	(4,880)
Finance income		1,635	1,327	5,410	9,479
Share of earnings from equity-accounted investee	6	11,130	3,196	33,332	17,815
Other income (expense)	12	12,765	(10,750)	21,640	20,878

Loss before income taxes		(74,600)	(66,249)	(123,327)	(146,093)
Income tax recovery	13	(2,477)	(5,477)	(9,478)	(13,077)

Net loss		(72,123)	(60,772)	(113,849)	(133,016)

Net loss attributable to:
Equity holders		$(72,116)	$(60,770)	$(113,804)	$(132,996)
Non-controlling interest		(7)	(2)	(45)	(20)

Net loss		$(72,123)	$(60,772)	$(113,849)	$(133,016)

Loss per common share attributable to equity holders:
Basic	14	$(0.18)	$(0.15)	$(0.29)	$(0.34)

Diluted	14	$(0.18)	$(0.15)	$(0.29)	$(0.34)

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of comprehensive earnings

(Unaudited)	Three months ended		Nine months ended
($Cdn thousands)	Sep 30/21	Sep 30/20	Sep 30/21	Sep 30/20
Net loss	$(72,123)	$(60,772)	$(113,849)	$(133,016)
Other comprehensive income (loss), net of taxes
Items that will not be reclassified to net earnings:
Equity investments at FVOCI—net change in fair value[1]	(150)	3,952	22,059	2,537
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations	(11,769)	11,803	(29,681)	6,734

Other comprehensive income (loss), net of taxes	(11,919)	15,755	(7,622)	9,271

Total comprehensive loss	$(84,042)	$(45,017)	(121,471)	(123,745)

Other comprehensive income (loss) attributable to:
Equity holders	$(11,923)	$15,750	$(7,621)	$9,266
Non-controlling interest	4	5	(1)	5

Other comprehensive income (loss)	$(11,919)	$15,755	$(7,622)	$9,271

Total comprehensive income (loss) attributable to:
Equity holders	$(84,039)	$(45,020)	$(121,425)	$(123,730)
Non-controlling interest	(3)	3	(46)	(15)

Total comprehensive loss	$(84,042)	$(45,017)	$(121,471)	$(123,745)

[1]	Net of tax (Q3 2021—$0; Q3 2020—$(638); 2021—$(3,267); 2020—$(441))

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of financial position

(Unaudited)		As at
($Cdn thousands)	Note	Sep 30/21	Dec 31/20
Assets
Current assets
Cash and cash equivalents		$1,214,768	$918,382
Short-term investments		144,904	24,985
Accounts receivable		143,991	204,980
Current tax assets		7,727	8,184
Inventories	4	437,468	680,369
Supplies and prepaid expenses		92,596	89,428
Current portion of long-term receivables, investments and other	5	21,217	18,716

Total current assets		2,062,671	1,945,044

Property, plant and equipment		3,564,583	3,771,557
Intangible assets		52,142	55,822
Long-term receivables, investments and other	5	584,484	652,042
Investment in equity-accounted investee	6	200,466	219,688
Deferred tax assets		945,351	936,678

Total non-current assets		5,347,026	5,635,787

Total assets		$7,409,697	$7,580,831

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		270,652	233,649
Current tax liabilities		3,646	1,480
Current portion of other liabilities	7	11,856	26,119
Current portion of provisions	8	39,009	42,535

Total current liabilities		325,163	303,783

Long-term debt		996,070	995,541
Other liabilities	7	190,761	166,559
Provisions	8	1,038,000	1,156,387

Total non-current liabilities		2,224,831	2,318,487

Shareholders’ equity
Share capital	9	1,900,189	1,869,710
Contributed surplus		229,488	237,358
Retained earnings		2,656,369	2,735,830
Other components of equity		73,497	115,457

Total shareholders’ equity attributable to equity holders		4,859,543	4,958,355
Non-controlling interest		160	206

Total shareholders’ equity		4,859,703	4,958,561

Total liabilities and shareholders’ equity		$7,409,697	$7,580,831

Commitments and contingencies [notes 8, 13]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Equity investments at FVOCI	Total	Non- controlling interest	Total equity
(Unaudited)
($Cdn thousands)
Balance at January 1, 2021	$1,869,710	$237,358	$2,735,830	$103,925	$11,532	$4,958,355	$206	$4,958,561
Net loss	—	—	(113,804)	—	—	(113,804)	(45)	(113,849)
Other comprehensive income (loss)	—	—	—	(29,680)	22,059	(7,621)	(1)	(7,622)

Total comprehensive income (loss) for the period	—	—	(113,804)	(29,680)	22,059	(121,425)	(46)	(121,471)

Share-based compensation	—	3,366	—	—	—	3,366	—	3,366
Stock options exercised	30,479	(6,257)	—	—	—	24,222	—	24,222
Restricted share units released	—	(4,979)	—	—	—	(4,979)	—	(4,979)
Dividends	—	—	4	—	—	4	—	4
Transfer to retained earnings [note 17]	—	—	34,339	—	(34,339)	—	—	—

Balance at September 30, 2021	$1,900,189	$229,488	$2,656,369	$74,245	$(748)	$4,859,543	$160	$4,859,703

Balance at January 1, 2020	$1,862,749	$234,681	$2,825,596	$77,114	$(5,415)	$4,994,725	$238	$4,994,963
Net loss	—	—	(132,996)	—	—	(132,996)	(20)	(133,016)
Other comprehensive income	—	—	—	6,729	2,537	9,266	5	9,271

Total comprehensive income (loss) for the period	—	—	(132,996)	6,729	2,537	(123,730)	(15)	(123,745)

Share-based compensation	—	5,037	—	—	—	5,037	—	5,037
Stock options exercised	714	(165)	—	—	—	549	—	549
Restricted share units released	—	(2,301)	—	—	—	(2,301)	—	(2,301)
Dividends	—	—	30	—	—	30	—	30

Balance at September 30, 2020	$1,863,463	$237,252	$2,692,630	$83,843	$(2,878)	$4,874,310	$223	$4,874,533

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of cash flows

(Unaudited)		Three months ended		Nine months ended
($Cdn thousands)	Note	Sep 30/21	Sep 30/20	Sep 30/21	Sep 30/20
Operating activities
Net loss		$(72,123)	$(60,772)	$(113,849)	$(133,016)
Adjustments for:
Depreciation and amortization		50,774	29,654	139,910	133,276
Deferred charges		3,871	(1,155)	4,838	(2,112)
Unrealized loss (gain) on derivatives		26,440	(30,642)	8,172	(7,372)
Share-based compensation	16	1,137	1,441	3,366	5,037
Loss (gain) on disposal of assets		(3,214)	558	(3,217)	509
Finance costs	11	18,933	16,866	56,581	52,778
Finance income		(1,635)	(1,327)	(5,410)	(9,479)
Share of earnings in equity-accounted investee		(11,130)	(3,196)	(33,332)	(17,815)
Other operating expense (income)	8	(2,163)	6,861	(18,370)	23,762
Other expense (income)	12	(12,725)	10,749	(431)	(20,675)
Income tax recovery	13	(2,477)	(5,477)	(9,478)	(13,077)
Interest received		2,524	1,128	7,987	8,858
Income taxes received (paid)		7,532	1,966	8,151	(3,699)
Dividends from equity-accounted investee		—	14,124	50,128	43,961
Other operating items	15	196,937	(46,907)	304,314	(261,306)

Net cash provided by (used in) operations		202,681	(66,129)	399,360	(200,370)

Investing activities
Additions to property, plant and equipment		(30,910)	(16,384)	(61,323)	(49,461)
Increase in short-term investments		(26,985)	(5,002)	(119,919)	(19,988)
Decrease in long-term receivables, investments and other		645	157	72,865	907
Proceeds from sale of property, plant and equipment		5,315	19	5,317	94

Net cash used in investing		(51,935)	(21,210)	(103,060)	(68,448)

Financing activities
Interest paid		(807)	(199)	(21,358)	(20,861)
Lease principal payments		(569)	(731)	(1,798)	(2,026)
Proceeds from issuance of shares, stock option plan		3,991	254	24,222	549
Dividends returned		—	—	5	30

Net cash provided by (used in) financing		2,615	(676)	1,071	(22,308)

Increase (decrease) in cash and cash equivalents, during the period		153,361	(88,015)	297,371	(291,126)
Exchange rate changes on foreign currency cash balances		3,725	(1,827)	(985)	1,451
Cash and cash equivalents, beginning of period		1,057,682	862,598	918,382	1,062,431

Cash and cash equivalents, end of period		$1,214,768	$772,756	$1,214,768	$772,756

Cash and cash equivalents is comprised of:
Cash				643,822	457,772
Cash equivalents				570,946	314,984

Cash and cash equivalents				$1,214,768	$772,756

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1. Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended September 30, 2021 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements.

Cameco is one of the world’s largest providers of the uranium needed to generate clean, reliable baseload electricity around the globe. The Company has mines in northern Saskatchewan and the United States, as well as a 40% interest in Joint Venture Inkai LLP (JV Inkai), a joint arrangement with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom), located in Kazakhstan. JV Inkai is accounted for on an equity basis (see note 6).

Cameco’s Cigar Lake mine was placed in a temporary state of care and maintenance in March of 2020 due to the global COVID-19 pandemic. While production resumed in September, the mine returned to a temporary state of care and maintenance in January 2021 as a result of the pandemic. Production once again resumed in April 2021. Cameco also has two other operations in northern Saskatchewan which are in care and maintenance. Rabbit Lake was placed in care and maintenance in the second quarter of 2016 while operations at McArthur River/Key Lake were suspended indefinitely in the third quarter of 2018. Cameco’s operations in the United States, Crow Butte and Smith Ranch-Highland, are also not currently producing as the decision was made in 2016 to curtail production and defer all wellfield development. See note 18 for the financial statement impact.

The Company is also a leading provider of nuclear fuel processing services, supplying much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today. It operates the world’s largest commercial refinery in Blind River, Ontario, controls a significant portion of the world UF6 primary conversion capacity in Port Hope, Ontario and is a leading manufacturer of fuel assemblies and reactor components for CANDU reactors at facilities in Port Hope and Cobourg, Ontario. Also a result of the COVID-19 pandemic, production was temporarily suspended at the Port Hope UF6 conversion plant and at the Blind River refinery for approximately four weeks in the second quarter of 2020.

2. Significant accounting policies

A. Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2020.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on October 28, 2021.

B. Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value through profit or loss (FVTPL)
Equity securities	Fair value through other comprehensive income (FVOCI)
Liabilities for cash-settled share-based payment arrangements	Fair value through profit or loss (FVTPL)
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2020.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2020 consolidated financial statements.

3. Accounting standards

A. New standards and interpretations not yet adopted

A new amendment to an existing standard is not yet effective for the period ended September 30, 2021 and has not been applied in preparing these condensed consolidated interim financial statements. Cameco does not intend to early adopt the following amendment.

i. Income tax

In May 2021, the International Accounting Standards Board issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction, which amended IAS 12, Income Taxes (IAS 12). The amendments are effective for periods beginning on or after January 1, 2023, with early adoption permitted. The amendments narrowed the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences, such as leases and decommissioning liabilities. Cameco does not expect adoption of the standard to have a material impact on the financial statements.

4. Inventories

	Sep 30/21	Dec 31/20
Uranium
Concentrate	$320,077	$579,653
Broken ore	41,629	45,387

	361,706	625,040
Fuel services	74,352	52,273
Other	1,410	3,056

Total	$437,468	$680,369

Cameco expensed $333,182,000 of inventory as cost of sales during the third quarter of 2021 (2020—$334,361,000). For the nine months ended September 30, 2021, Cameco expensed $866,811,000 of inventory as cost of sales (2020—$1,048,730,000).

5. Long-term receivables, investments and other

	Sep 30/21	Dec 31/20
Investments in equity securities [note 17](a)	$—	$43,873
Derivatives [note 17]	36,661	45,605
Investment tax credits	95,722	95,642
Amounts receivable related to tax dispute(b)	295,221	303,222
Product loan(c)	176,904	176,904
Other	1,193	5,512

	605,701	670,758
Less current portion	(21,217)	(18,716)

Net	$584,484	$652,042

(a) Cameco had designated the investments shown below as equity securities at FVOCI because these equity securities represented investments that the Company had intended to hold for the long term for strategic purposes. During the first quarter, Cameco started to divest of these securities since holding them no longer added value in terms of its strategic plan. There were no dividends recognized on any of these investments during the year.

	Sep 30/21	Dec 31/20
Investment in Denison Mines Corp.	$—	$20,677
Investment in UEX Corporation	—	13,005
Investment in Iso Energy Ltd.	—	6,923
Investment in GoviEx	—	2,875
Other	—	393

	$—	$43,873

(b) Cameco was required to remit or otherwise secure 50% of the cash taxes and transfer pricing penalties, plus related interest and instalment penalties assessed, in relation to its dispute with Canada Revenue Agency (CRA) (see note 13). In light of our view of the likely outcome of the case, Cameco expects to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $295,221,000 already paid as at September 30, 2021 (December 31, 2020—$303,222,000) (note 13).

(c) Cameco loaned 5,400,000 pounds of uranium concentrate to its joint venture partner, Orano Canada Inc., (Orano). Orano is obligated to repay us in kind with uranium concentrate no later than December 31, 2023. The loan is recorded at Cameco’s weighted average cost of inventory.

6. Equity-accounted investee

JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers (see note 19). Cameco holds a 40% interest in JV Inkai and Kazatomprom holds a 60% interest. Cameco does not have control over the joint venture so it accounts for the investment on an equity basis.

The following tables summarize the financial information of JV Inkai (100%):

	Sep 30/21	Dec 31/20
Cash and cash equivalents	$16,498	$47,539
Other current assets	150,827	115,647
Non-current assets	338,131	343,767
Current liabilities	(21,197)	(26,397)
Non-current liabilities	(39,365)	(39,991)

Net assets	$444,894	$440,565

	Three months ended		Nine months ended
	Sep 30/21	Sep 30/20	Sep 30/21	Sep 30/20
Revenue from products and services	$97,194	$30,979	$170,022	$98,461
Cost of products and services sold	(13,430)	(6,729)	(27,085)	(28,031)
Depreciation and amortization	(5,902)	(2,673)	(11,568)	(10,248)
Finance income	64	136	208	324
Finance costs	(192)	(273)	(604)	(849)
Other expense	(4,628)	(2,374)	(11,390)	(4,910)
Income tax expense	(14,747)	(3,375)	(24,325)	(23,785)

Net earnings from continuing operations	$58,359	$15,691	$95,258	$30,962
Other comprehensive income	—	—	—	—

Total comprehensive income	$58,359	$15,691	$95,258	$30,962

The following table reconciles the summarized financial information to the carrying amount of Cameco’s interest in JV Inkai:

	Sep 30/21	Dec 31/20
Opening net assets	$440,565	$442,074
Total comprehensive income	95,258	113,661
Dividends declared	(85,198)	(64,456)
Impact of foreign exchange	(5,731)	(50,714)

Closing net assets	444,894	440,565
Cameco’s share of net assets	177,958	176,226
Consolidating adjustments(a)	(43,312)	(38,975)
Fair value increment(b)	87,559	89,184
Dividends in excess of ownership percentage(c)	(22,085)	(9,669)
Impact of foreign exchange	346	2,922

Carrying amount in the statement of financial position at September 30, 2021	$200,466	$219,688

(a)

Cameco records certain consolidating adjustments to eliminate unrealized profit and amortize historical differences in accounting policies. This amount is amortized to earnings over units of production.

(b)	Upon restructuring, Cameco assigned fair values to the assets and liabilities of JV Inkai. This increment is amortized to earnings over units of production.
(c)	Cameco’s share of dividends follows its production purchase entitlements which is currently higher than its ownership interest.

7. Other liabilities

	Sep 30/21	Dec 31/20
Deferred sales	$27,547	$14,382
Derivatives [note 17]	3,960	4,733
Accrued pension and post-retirement benefit liability	93,999	91,729
Lease obligation [note 17]	5,604	7,951
Product loans(a)	15,912	6,045
Other	55,595	67,838

	202,617	192,678
Less current portion	(11,856)	(26,119)

Net	$190,761	$166,559

(a) Cameco has standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 1,977,000 kgU of UF6 conversion services and 2,606,000 pounds of U3O8 over the period 2020 to 2023 with repayment in kind up to December 31, 2023. Under the facilities, standby fees of up to 1% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 1.6%. At September 30, 2021, we have 1,103,000 kgU of UF6 conversion services drawn on the loans with repayment due no later than December 31, 2022. The loans are recorded at Cameco’s weighted average cost of inventory.

8. Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$1,189,600	$9,322	$1,198,922
Changes in estimates and discount rates
Capitalized in property, plant, and equipment	(103,798)	—	(103,798)
Recognized in earnings	(18,370)	(133)	(18,503)
Provisions used during the period	(13,538)	(331)	(13,869)
Unwinding of discount	15,554	54	15,608
Impact of foreign exchange	(1,351)	—	(1,351)

End of period	$1,068,097	$8,912	$1,077,009

Current	36,407	2,602	39,009
Non-current	1,031,690	6,310	1,038,000

	$1,068,097	$8,912	$1,077,009

9. Share capital

At September 30, 2021, there were 397,947,928 common shares outstanding. Options in respect of 3,571,438 shares are outstanding under the stock option plan and are exercisable up to 2027. For the quarter ended September 30, 2021, there were 195,158 options that were exercised resulting in the issuance of shares (2020—22,440). For the nine months ended September 30, 2021, there were 1,685,187 options exercised that resulted in the issuance of shares (2020—48,473).

10. Revenue

Cameco’s uranium and fuel services sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on a consumer price index. The Company’s contracts contain either one of these pricing mechanisms or a combination of the two. There is no variable consideration in the contracts and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.

The following tables summarize Cameco’s sales disaggregated by geographical region and contract type and includes a reconciliation to Cameco’s reportable segments (note 18):

For the three months ended September 30, 2021

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$155,581	$59,332	$10,951	$225,864
Europe	44,655	18,043	—	62,698
Asia	70,064	2,590	—	72,654

	$270,300	$79,965	$10,951	$361,216

Contract type
Fixed-price	$92,432	$77,985	$7,585	$178,002
Market-related	177,868	1,980	3,366	183,214

	$270,300	$79,965	$10,951	$361,216

For the three months ended September 30, 2020

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$105,006	$47,078	$—	$152,084
Europe	49,751	21,137	—	70,888
Asia	147,425	8,473	—	155,898

	$302,182	$76,688	$—	$378,870

Contract type
Fixed-price	$35,726	$68,598	$—	$104,324
Market-related	266,456	8,090	—	274,546

	$302,182	$76,688	$—	$378,870

For the nine months ended September 30, 2021

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$444,772	$201,697	$11,841	$658,310
Europe	116,496	56,252	2,945	175,693
Asia	170,316	6,118	—	176,434

	$731,584	$264,067	$14,786	$1,010,437

Contract type
Fixed-price	$226,576	$257,182	$11,421	$495,179
Market-related	505,008	6,885	3,365	515,258

	$731,584	$264,067	$14,786	$1,010,437

For the nine months ended September 30, 2020

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$413,276	$150,918	$3,321	$567,515
Europe	230,534	97,229	3,331	331,094
Asia	336,616	14,492	—	351,108

	$980,426	$262,639	$6,652	$1,249,717

Contract type
Fixed-price	$201,333	$252,843	$3,331	$457,507
Market-related	779,093	9,796	3,321	792,210

	$980,426	$262,639	$6,652	$1,249,717

11.	Finance costs

	Three months ended		Nine months ended
	Sep 30/21	Sep 30/20	Sep 30/21	Sep 30/20
Interest on long-term debt	$9,792	$10,799	$29,459	$31,950
Unwinding of discount on provisions	5,392	2,500	15,608	10,522
Other charges	3,749	3,567	11,514	10,306

Total	$18,933	$16,866	$56,581	$52,778

12.	Other income (expense)

	Three months ended		Nine months ended
	Sep 30/21	Sep 30/20	Sep 30/21	Sep 30/20
Foreign exchange gains (losses)	12,725	(10,750)	431	20,676
Government assistance(a)	40	—	21,209	—
Other	—	—	—	202

Total	$12,765	$(10,750)	$21,640	$20,878

(a)

In response to the negative economic impact of COVID-19, the Government of Canada announced the Canada Emergency Wage Subsidy program (CEWS). CEWS provides a subsidy on eligible remuneration based on certain criteria. In 2021, the Company qualified for the subsidy for the periods January through June. There are no unfulfilled conditions and other contingencies attached to this government assistance. Given new eligibility criteria that was recently introduced, Cameco has not yet determined whether it will apply for the CEWS in subsequent application periods.

13.	Income taxes

	Three months ended		Nine months ended
	Sep 30/21	Sep 30/20	Sep 30/21	Sep 30/20
Earnings (loss) before income taxes
Canada	$2,048	$(21,172)	$4,980	$(51,116)
Foreign	(76,648)	(45,077)	(128,307)	(94,977)

	$(74,600)	$(66,249)	$(123,327)	$(146,093)

Current income taxes (recovery)
Canada	$3,489	$(73)	$2,767	$(1,292)
Foreign	(696)	136	(306)	659

	$2,793	$63	$2,461	$(633)

Deferred income taxes (recovery)
Canada	$(5,442)	$(5,645)	$(11,814)	$(15,934)
Foreign	172	105	(125)	3,490

	$(5,270)	$(5,540)	$(11,939)	$(12,444)

Income tax recovery	$(2,477)	$(5,477)	$(9,478)	$(13,077)

Cameco has recorded $945,351,000 of deferred tax assets (December 31, 2020—$936,678,000). The realization of these deferred tax assets is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s temporary tax differences are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

Canada

On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed Canada Revenue Agency’s (CRA) application for leave to appeal the June 26, 2020 decision of the Federal Court of Appeal (Court of Appeal). The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in the Company’s favour.

In September 2018, the Tax Court of Canada (Tax Court) ruled that the marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question. Management believes the principles in the decision apply to all subsequent tax years, and that the ultimate resolution of those years will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution.

The total tax reassessed for the three tax years was $11,000,000, and Cameco remitted 50%. Cameco has received refunds totaling about $5,500,000 plus interest.

In addition, on April 30, 2019, the Tax Court awarded Cameco $10,300,000 for legal fees incurred, plus an amount for disbursements of up to $16,700,000. The amount of the award was recognized as a reduction of administration expense in the first quarter of 2021.

If CRA continues to pursue reassessments for tax years subsequent to 2006, Cameco will continue to utilize its appeal rights under Canadian federal and provincial tax rules.

14.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2021 was 397,502,462 (2020 - 395,817,431).

	Three months ended		Nine months ended
	Sep 30/21	Sep 30/20	Sep 30/21	Sep 30/20
Basic loss per share computation
Net loss attributable to equity holders	$(72,116)	$(60,770)	$(113,804)	$(132,996)
Weighted average common shares outstanding	397,792	395,841	397,502	395,817

Basic loss per common share	$(0.18)	$(0.15)	$(0.29)	$(0.34)

Diluted loss per share computation
Net loss attributable to equity holders	$(72,116)	$(60,770)	$(113,804)	$(132,996)
Weighted average common shares outstanding	397,792	395,841	397,502	395,817
Dilutive effect of stock options	—	—	—	—
Weighted average common shares outstanding, assuming dilution	397,792	395,841	397,502	395,817

Diluted loss per common share	$(0.18)	$(0.15)	$(0.29)	$(0.34)

15.	Statements of cash flows

	Three months ended		Nine months ended
	Sep 30/21	Sep 30/20	Sep 30/21	Sep 30/20
Changes in non-cash working capital:
Accounts receivable	$72,402	$(53,156)	$56,268	$54,165
Inventories	70,033	17,098	253,071	(347,022)
Supplies and prepaid expenses	8,053	(927)	(3,153)	(11,654)
Accounts payable and accrued liabilities	47,097	(7,410)	17,818	34,701
Reclamation payments	(6,336)	(3,093)	(13,869)	(14,558)
Other	5,688	581	(5,821)	23,062

Other operating items	$196,937	$(46,907)	$304,314	$(261,306)

16.	Share-based compensation plans

A.	Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options carry vesting periods of one to three years, and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 30,025,485 shares have been issued.

B.	Executive performance share unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the participant’s discretion provided they have met their ownership requirements, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. Vesting of PSUs at the end of the three-year period is based on Cameco’s ability to meet its annual operating targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. Prior to 2020, total shareholder return over three years was also a vesting condition. If the participant elects a cash payout, the redemption amount will be based on the volume-weighted average trading price of Cameo’s common shares on March 1 or, if March 1 is not a trading day, on the first trading day following March 1. As of September 30, 2021, the total number of PSUs held by the participants was 1,491,331 (December 31, 2020 - 1,720,636).

C.	Restricted share unit (RSU)

The Company has established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the board’s discretion. The RSUs carry vesting periods of one to three years, and the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. In addition, certain eligible participants have a single vesting date on the third anniversary of the date of the grant. These same participants, if they have met or are not subject to share ownership requirements, may elect to have their award paid as a lump sum cash amount. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. As of September 30, 2021, the total number of RSUs held by the participants was 1,086,296 (December 31, 2020 - 927,462).

Equity-settled plans

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended		Nine months ended
	Sep 30/21	Sep 30/20	Sep 30/21	Sep 30/20
Stock option plan	$67	$209	$295	$792
Performance share unit plan	314	504	913	2,124
Restricted share unit plan	756	728	2,158	2,121

	$1,137	$1,441	$3,366	$5,037

The fair value of RSUs granted was determined based on their intrinsic value on the date of grant.

The inputs used in the measurement of the fair value at grant date of the equity-settled share-based payment plan were as follows:

RSU
Number of options granted	168,496
Average strike price	$20.25
Expected forfeitures	11%
Weighted average grant date fair values	$20.25

Cash-settled plans

During the period, the Company recognized the following expenses under these plans:

	Three months ended		Nine months ended
	Sep 30/21	Sep 30/20	Sep 30/21	Sep 30/20
Performance share unit plan	$7,740	$2,836	$20,304	$11,389
Restricted share unit plan	2,272	419	5,253	1,003

	$10,012	$3,255	$25,557	$12,392

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation and the fair value of RSUs granted was determined based on their intrinsic value on the date of grant. Expected volatility was estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values of the cash-settled share-based payment plans at the grant and reporting dates were as follows:

	PSU		RSU
	Grant date	Reporting date	Grant date	Reporting date
	Mar 1/21	Sep 30/21	Mar 1/21	Sep 30/21
Number of units	369,110	1,491,331	245,530	670,706
Expected vesting	92%	110%	—	—
Expected volatility(a)	—	44%	—	—
Risk-free interest rate(a)	—	0.1%	—	—
Expected life of option	3.0 years	1.2 years	3.0 years	1.8 years
Expected forfeitures	10%	4%	10%	10%
Weighted average measurement date fair values	$18.61	$30.40	$20.25	$27.52

(a)

During the first quarter of 2020, the vesting conditions of the PSU plan were amended such that total shareholder return is no longer included for new grants. Due to this change, expected volatility and the risk-free interest rate will no longer be considered in calculating the fair value of new grants.

17.	Financial instruments and related risk management

A.	Accounting classifications

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

At September 30, 2021
	FVTPL	Amortized cost	FVOCI - designated	Total
Financial assets
Cash and cash equivalents(a)	$—	$1,214,768	$—	$1,214,768
Short-term investments	—	144,904	—	144,904
Accounts receivable	—	143,991	—	143,991
Derivative assets [note 5]
Foreign currency contracts	36,461	—	—	36,461
Interest rate contracts	200	—	—	200

	36,661	1,503,663	—	1,540,324

Financial liabilities
Accounts payable and accrued liabilities	—	270,652	—	270,652
Lease obligation [note 7]	—	5,604	—	5,604
Derivative liabilities [note 7]
Foreign currency contracts	3,321	—	—	3,321
Interest rate contracts(c)	639	—	—	639
Long-term debt	—	996,070	—	996,070

	3,960	1,272,326	—	1,276,286

Net	32,701	231,337	—	264,038

At December 31, 2020
	FVTPL	Amortized cost	FVOCI - designated	Total
Financial assets
Cash and cash equivalents	$—	$918,382	$—	$918,382
Short-term investments	—	24,985	—	24,985
Accounts receivable	—	204,980	—	204,980
Derivative assets [note 5]
Foreign currency contracts	45,605	—	—	45,605
Investments in equity securities [note 5]	—	—	43,873	43,873

	$45,605	$1,148,347	$43,873	$1,237,825

Financial liabilities
Accounts payable and accrued liabilities	$—	$233,649	$—	$233,649
Lease obligation [note 7]	—	7,951	—	7,951
Derivative liabilities [note 7]
Foreign currency contracts	4,733	—	—	4,733
Long-term debt	—	995,541	—	995,541

	4,733	1,237,141	—	1,241,874

Net	$40,872	$(88,794)	$43,873	$(4,049)

(a) Cameco has pledged $192,828,000 of cash as security against certain of its letter of credit facilities. This cash is being used as collateral for an interest rate reduction on the letter of credit facilities. The collateral account has a term of five years effective July 1, 2018. Cameco retains full access to this cash.

(b) During the year, Cameco divested of certain of its investments in equity securities. The fair value at the date of derecognition and the cumulative gain or loss on disposal for the nine months ended September 30, 2021 were as follows:

	Fair Value	Gain (loss)
Investment in Denison Mines Corp.	$34,827	$15,257
Investment in UEX Corporation	19,605	8,758
Investment in Iso Energy Ltd.	10,756	8,078
Investment in GoviEx	3,558	2,996
Other	265	(750)

	$69,011	$34,339

The gains are presented net of tax. Cameco has elected to transfer these cumulative net gains from equity investments at FVOCI to retained earnings in the statement of changes in equity.

(c) During the quarter Cameco entered into interest rate swap contracts whereby fixed rate payments on a notional amount of $25,000,000 of the Series H senior unsecured debentures were swapped for variable rate payments. Under the terms of the swap, Cameco makes interest payments based on the three-month Canada Dealer Offered Rate plus an average margin of 1.6% and receives fixed interest payments of 2.95%.

B.	Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments that are measured at fair value, including their levels in the fair value hierarchy:

As at September 30, 2021
		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 5]
Foreign currency contracts	$36,461	$—	$36,461	$36,461
Interest rate contracts	200	—	200	200
Derivative liabilities [note 7]
Foreign currency contracts	(3,321)	—	(3,321)	(3,321)
Interest rate contracts	(639)	—	(639)	(639)
Long-term debt	(996,070)	—	(1,112,456)	(1,112,456)

Net	$(963,369)	$—	$(1,079,755)	$(1,079,755)

As at December 31, 2020
		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 5]
Foreign currency contracts	$45,605	$—	$45,605	$45,605
Investments in equity securities [note 5]	43,873	43,873	—	43,873
Derivative liabilities [note 7]
Foreign currency contracts	(4,733)	—	(4,733)	(4,733)
Long-term debt	(995,541)	—	(1,173,280)	(1,173,280)

Net	$(910,796)	$43,873	$(1,132,408)	$(1,088,535)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value. The carrying value of Cameco’s cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

C.	Financial instruments measured at fair value

Cameco measures its derivative financial instruments, material investments in equity securities and long-term debt at fair value. Investments in publicly held equity securities are classified as a recurring level 1 fair value measurement while derivative financial instruments and current and long-term debt are classified as recurring level 2 fair value measurements.

The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date. The fair value of Cameco’s long-term debt is determined using quoted market yields as of the reporting date, which ranged from 0.7% to 1.9% (2020—0.3% to 1.1%).

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

D.	Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	Sep 30/21	Dec 31/20
Non-hedge derivatives:
Foreign currency contracts	$33,140	$40,872
Interest rate contracts	(439)	—

Net	$32,701	$40,872

Classification:
Current portion of long-term receivables, investments and other [note 5]	$20,467	$16,466
Long-term receivables, investments and other [note 5]	16,194	29,139
Current portion of other liabilities [note 7]	(585)	(1,658)
Other liabilities [note 7]	(3,375)	(3,075)

Net	$32,701	$40,872

The following table summarizes the different components of the gain (loss) on derivatives included in net earnings (loss):

	Three months ended		Nine months ended
	Sep 30/21	Sep 30/20	Sep 30/21	Sep 30/20
Non-hedge derivatives:
Foreign currency contracts	$(15,905)	$20,506	$7,356	$(10,940)
Interest rate contracts	(439)	224	(439)	6,060
Net	$(16,344)	$20,730	$6,917	$(4,880)

18.	Segmented information

Cameco has two reportable segments: uranium and fuel services. Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services.

During the quarter, Cameco determined that NUKEM no longer meets the criteria for being considered a segment and concluded that it is appropriate to include NUKEM’s results with its uranium and fuel services segments. NUKEM’s purchase and sale of uranium concentrate and conversion services are now being reported internally as part of its uranium and fuel services businesses and should therefore be included with those businesses for segment reporting. The purchase and sale of enriched uranium product and separative work units will continue to be reported in “other”. Comparative information has been adjusted.

Cost of sales in the uranium segment includes care and maintenance costs for our operations that have had production suspensions. Cameco expensed $41,491,000 of care and maintenance costs during the third quarter of 2021 (2020 - $55,024,000). For the nine months ended September 30, 2021, Cameco expensed $162,669,000 (2020 - $155,073,000). Included in these amounts are $17,726,000 for the third quarter of 2020 and $40,359,000 for the nine months ended September 30, 2021 (2020 - $45,988,000) relating to care and maintenance costs for operations suspended as a result of COVID-19. Also included in cost of sales as a result of the Cigar Lake production suspension, is the impact of increased purchasing activity at a higher cost than produced pounds.

Cost of sales in the fuel services segment also includes care and maintenance costs for our operations that have had production suspensions as a result of COVID-19. Cameco expensed $8,992,000 in the second quarter of 2020.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the “other” column.

Business segments

For the three months ended September 30, 2021

	Uranium	Fuel services	Other	Total
Revenue	$270,300	$79,965	$10,951	$361,216
Expenses
Cost of products and services sold	265,016	60,204	11,337	336,557
Depreciation and amortization	35,446	10,207	5,121	50,774

Cost of sales	300,462	70,411	16,458	387,331

Gross profit (loss)	(30,162)	9,554	(5,507)	(26,115)
Administration	—	—	39,522	39,522
Exploration	2,799	—	—	2,799
Research and development	—	—	1,794	1,794
Other operating income	(1,806)	(357)	—	(2,163)
Gain on disposal of assets	(3,214)	—	—	(3,214)
Finance costs	—	—	18,933	18,933
Loss on derivatives	—	—	16,344	16,344
Finance income	—	—	(1,635)	(1,635)
Share of earnings from equity-accounted investee	(11,130)	—	—	(11,130)
Other income	—	—	(12,765)	(12,765)

Earnings (loss) before income taxes	(16,811)	9,911	(67,700)	(74,600)
Income tax recovery				(2,477)

Net loss				$(72,123)

For the three months ended September 30, 2020
	Uranium	Fuel services	Other	Total
Revenue	$302,182	$76,688	$—	$378,870
Expenses
Cost of products and services sold	318,172	54,690	—	372,862
Depreciation and amortization	18,010	10,235	1,409	29,654

Cost of sales	336,182	64,925	1,409	402,516

Gross profit (loss)	(34,000)	11,763	(1,409)	(23,646)
Administration	—	—	30,414	30,414
Exploration	1,914	—	—	1,914
Research and development	—	—	493	493
Other operating expense	6,861	—	—	6,861
Loss on disposal of assets	169	389	—	558
Finance costs	—	—	16,866	16,866
Gain on derivatives	—	—	(20,730)	(20,730)
Finance income	—	—	(1,327)	(1,327)
Share of earnings from equity-accounted investee	(3,196)	—	—	(3,196)
Other expense	—	—	10,750	10,750

Earnings (loss) before income taxes	(39,748)	11,374	(37,875)	(66,249)
Income tax recovery				(5,477)

Net loss				$(60,772)

For the nine months ended September 30, 2021
	Uranium	Fuel services	Other	Total
Revenue	$731,584	$264,067	$14,786	$1,010,437
Expenses
Cost of products and services sold	749,899	162,943	11,595	924,437
Depreciation and amortization	100,420	28,306	11,184	139,910

Cost of sales	850,319	191,249	22,779	1,064,347

Gross profit (loss)	(118,735)	72,818	(7,993)	(53,910)
Administration	—	—	90,484	90,484
Exploration	5,853	—	—	5,853
Research and development	—	—	5,385	5,385
Other operating income	(17,700)	(670)	—	(18,370)
Gain on disposal of assets	(3,216)	(1)	—	(3,217)
Finance costs	—	—	56,581	56,581
Gain on derivatives	—	—	(6,917)	(6,917)
Finance income	—	—	(5,410)	(5,410)
Share of earnings from equity-accounted investee	(33,332)	—	—	(33,332)
Other income	—	—	(21,640)	(21,640)

Earnings (loss) before income taxes	(70,340)	73,489	(126,476)	(123,327)
Income tax recovery				(9,478)

Net loss				$(113,849)

For the nine months ended September 30, 2020
	Uranium	Fuel services	Other	Total
Revenue	$980,427	$262,639	$6,651	$1,249,717
Expenses
Cost of products and services sold	946,722	168,012	3,990	1,118,724
Depreciation and amortization	95,942	29,446	7,888	133,276

Cost of sales	1,042,664	197,458	11,878	1,252,000

Gross profit (loss)	(62,237)	65,181	(5,227)	(2,283)
Administration	—	—	100,073	100,073
Exploration	8,312	—	—	8,312
Research and development	—	—	1,668	1,668
Other operating expense	23,762	—	—	23,762
Loss on disposal of assets	126	383	—	509
Finance costs	—	—	52,778	52,778
Loss on derivatives	—	—	4,880	4,880
Finance income	—	—	(9,479)	(9,479)
Share of earnings from equity-accounted investee	(17,815)	—	—	(17,815)
Other income	(201)	—	(20,677)	(20,878)

Earnings (loss) before income taxes	(76,421)	64,798	(134,470)	(146,093)
Income tax recovery				(13,077)

Net loss				$(133,016)

19.	Related parties

Cameco purchases uranium concentrate from JV Inkai. For the quarter ended September 30, 2021, Cameco had purchases from JV Inkai of $67,320,000 ($53,596,000 (US)) (2020—$28,826,000 ($21,348,000 (US))). For the nine month period ended September 30, 2021, purchases were $117,941,000 ($94,000,000 (US)) (2020—$48,025,000 ($35,914,000 (US))).

20.	Comparative figures

Certain prior year balances have been reclassified to conform to the current financial statement presentation.